

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 9, 2020

<u>Via E-mail</u>
Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Trust 2019-GC41**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 27, 2020**
> **File No. 333-228597-02**

Dear Mr. Simpson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Janet A. Barbiere, Esq.
Orrick, Herrington & Sutcliffe LLP

Kar Ho, Esq.
Orrick, Herrington & Sutcliffe LLP